FUNDING AND REVENUE SHARING AGREEMENT

THIS AGREEMENT made effective as of the 31st day of December, 2007, BETWEEN:

THE ELECTROLINKS CORPORATION, a corporation incorporated under the laws of the Province of Ontario and having its head office at 151 Bloor Street West, Suite 480, Toronto, Canada

(the “Company”)

- and -

ASCENDANCY #1 LIMITED PARTNERSHIP, a limited partnership registered under the laws of the Province of Ontario and having its head office at Suite 107, 4200 South Service Road, Burlington, Ontario, by its General Partner, RIMFIRE GP MANAGEMENT INC. (the “General Partner”), a corporation incorporated under the laws of Canada and having its head office at Suite 108, 4200 South Service Road, Burlington, Ontario

(the “Partnership”)

RECITALS:

1.         The Company wishes to enter into this Agreement with the Partnership under which the Partnership will share certain expenses incurred or to be incurred by the Company.

2.         As consideration for agreeing to share those expenses, subject to the terms of this Agreement the Company will pay to the Partnership an annual fee equal to ten percent (10%) of the Company’s aggregate gross revenues for a period of ten (10) years, commencing January 1, 2008.

3. The Partnership will share those expenses by paying to the Company an amount in cash and by assignment by the Partnership to the Company of certain promissory notes held by the Partnership, with such assignment being effected under certain conditions which will place possession of such promissory notes with the General Partner, as trustee.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein, the sum of one (1) dollar ($1.00) paid by each party hereto to the other, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto) it is agreed as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	“Accountant’s Report” has the meaning ascribed to such term in Section 3.1.
(b)

“Annual Revenue Fee” means the annual fee payable by the Company to the Partnership as consideration for the Partnership agreeing to share the Eligible Expenses in the manner contemplated in this Agreement, equal to ten percent (10%) of Gross Revenues.

(c)	“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario, are open for business during normal banking hours.
(d)

“Closing” means the completion of the transaction contemplated in Section 3.4 to be funded in one more tranches with the first Closing anticipated to occur on or before January 15, 2008 and the final closing anticipated to occur on or before February 15, 2008.

(e)	“Common Shares” means freely-tradeable, fully-participating common shares in the capital of the Company carrying the right to vote at shareholder meetings.
(f)	“Conversion Date”, “Conversion Right” and “Conversion Shares” have the meanings ascribed to such terms in Section 4.3(a).
(g)	“Early Conversion Date. “Early Conversion Price” and “Early Conversion Shares” have the meanings ascribed to such term in Section 4.4.
(h)

“Eligible Expenses” means expenses of the Company approved by the Partnership, which generally include the following expenses of the Company: (i) administrative and general facilities costs; (ii) marketing and selling costs; (iii) corporate finance costs; (iv) professional fees; and (v) information technology costs.

(i)	“Expense Report” has the meaning ascribed to such term in Section 3.1.
(j)

Gross Revenues" means the aggregate gross annual consolidated revenues of the Company during the term of this Agreement, without deduction, determined in accordance with Section 4.1; provided, however, that for purposes of this Agreement interest income to the Company from the Promissory Notes shall not be included in the calculation of Gross Revenues.

(k)	Limited Partners” means those individuals, corporations or other entities that have purchased units in the Partnership.

(l)

“Limited Partnership Agreement” means the limited partnership agreement between the General Partner  and each of the Limited Partners dated as of October 1, 2007, which agreement, among other things, governs the relationship among the General Partner and the Limited Partners and grants to the General Partner, through a limited power of attorney given by each Limited Partner, the full power of substitution and authority in each Limited Partner’s name, place and stead to administer and deal with the Promissory Notes in accordance with the terms of this Agreement and the Limited Partnership Agreement.

(m)

“Market Value” means, for purposes of ascribing a value to the Conversion Shares, the Early Conversion Shares or the Default Shares, as applicable, the weighted average price per Common Share at which the Common Shares have traded:

(i)	on the TSX; or
(ii)	on any other stock exchange or over-the-counter market upon which the Common Shares are then listed or quoted for trading if the Common Shares are not quoted on the TSX,

during the five (5) consecutive trading days (on each of which at least five hundred (500) Common Shares have traded in board lots) ending the third (3rd) trading day before the applicable date of conversion, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the five (5) consecutive trading days by the number of Common Shares sold, provided that: (i) if less than five hundred (500) Common Shares have traded in board lots on any of the consecutive trading days referred to in above, then the last closing price of the Common Shares on each such day shall be used for purposes hereof, and (ii) if there were no trades of the Common Shares on any of the consecutive trading days referred to in above, then the average of the closing bid and ask prices on each such day shall be used for purposes hereof; and provided further that if the Common Shares are not listed or quoted for trading on any stock exchange or market, the price shall be the fair market value thereof determined by the board of directors of the Company, acting reasonably, which shall include consideration of a report and estimate of the fair market value of the Common Shares (in accordance with the Income Tax Act (Canada) at the time of issuance of the Common Shares) prepared by the Company’s independent accountants, which report shall, if necessary, be prepared forthwith at the sole cost and expense of the Company.

(n)	“Offering Memorandum” means the confidential offering memorandum of the Partnership dated October 1, 2007.
(o)	“Partnership’s Share of Expenses” has the meaning ascribed to such term in Section 2.1.
(p)

“Promissory Note Trust Agreement” means the promissory trust agreement to be entered into on Closing between the General Partner and the Company pursuant to which the General Partner will hold the Promissory Notes, as trustee, as security for the obligations of the Company under this Agreement.

(q)

“Promissory Notes” means the promissory notes of Limited Partners assigned to the Company by the Partnership as partial satisfaction of its obligation hereunder to pay the Partnership’s Share of Expenses. The Promissory Notes will bear interest at the rate equal to the prescribed rate of interest on Closing for the purposes of section 143.2 of the Income Tax Act (Canada). Subject to the terms thereof: (i) interest under the Promissory Notes will be calculated annually, not in advance, and will commence from and after December 31, 2007; (ii) until December 31, 2012, only interest shall be due and payable under the Promissory Notes; (iii) commencing December 31, 2013 and on each anniversary thereafter until December 31, 2017 (the “Maturity Date”), one-fifth (1/5th) of the balance of the principal owing under the Promissory Notes, if any, plus interest, shall be due and payable no later than February 15th in the immediately following year, with the first payment being required to be made by no later than February 15, 2014. The Promissory Notes will be due on the Maturity Date and are required to be paid in full by no later than February 15, 2018. The Promissory Notes will be open for repayment at any time without notice, bonus or penalty.

(r)	“Subscription Agreements” means the subscription agreements pursuant to which each Limited Partner subscribed for units in the Partnership and executed a Promissory Note in connection therewith.
(s)	“Use of Proceeds Schedule” has the meaning ascribed to such term in Section 3.3.

ARTICLE 2

SHARED ELIGIBLE EXPENSES

2.1 Agreement to Share Eligible Expenses.

The General Partner and the Company hereby agree to share certain Eligible Expenses incurred or to be incurred by the Company prior to December 31, 2007. The Partnership agrees to pay its share of the Eligible Expenses by paying to the Company on Closing, in the manner contemplated in this Agreement, an amount equal to ninety-eight percent (98%) of those Eligible Expenses (the “Partnership’s Share of Expenses”); provided, however, that the Partnership’s Share of Expenses shall be limited to the amount determined in accordance with Sections 2.2 of this Agreement.

2.2 Amount of Shared Expenses.

The aggregate amount of the Partnership’s Share of Expenses the Partnership will fund under this Agreement shall be equal to the lesser of the following amounts:

(a)	Four Million Six Hundred Thousand Dollars ($4,600,000.00); and

(b) the amount of the Company’s losses carried forward provided to and assessed by the Canada Revenue Agency (or other applicable taxing or similar authority in a foreign jurisdiction) up to the end of the Company’s current fiscal year.

ARTICLE 3

TERMS OF PAYMENT

3.1	Accountant’s Report and Expense Report.

On or prior to January 7, 2008, the Company shall provide the Partnership with the report (the “Accountant’s Report”) from its independent accountants on the financial statements of the Company for the last seven (7) fiscal years of the Company (or such lesser period if the Company was more recently formed), together with a detailed report of all expenses, including without limitation Eligible Expenses, it incurred during those periods. During the term of this Agreement, the Company shall provide the Partnership with full access to and copies of the Company’s financial records, including general ledgers that provide trial balances, financial reports and details of each transaction as posted to each ledger account in order that the Partnership may prepare a report (the “Expense Report”) setting out the Eligible Expenses of the Company. The Partnership shall prepare the Expense Report within ten (10) business days of receipt of all required information from the Company’s independent accountant described above and shall deliver a copy of the Expense Report to the Company within three (3) business days thereafter.

3.2	GST Not Applicable.

The parties hereto acknowledge and agree that GST is not applicable to the “exempt supply” (sharing of Eligible Expenses) provided by the Company to the Partnership. If GST is deemed applicable by any regulatory authority, GST shall not be paid by the Partnership until the Partnership receives the relevant Input Tax Credits filed with the Canada Revenue Agency. Such application by the Partnership to CRA for input tax credits shall be made in a timely and efficient manner.

3.3	Use of Proceeds Schedule.

Prior to the date which is three (3) business days before the first Closing, the Company shall provide the Partnership with a detailed accounting (with supporting documents if requested by the Partnership) of its budget of intended use of expenditures of the funds expected to be received from the Partnership pursuant to this Agreement (the “Use of Proceeds Schedule”). The Company covenants and agrees to use such funds substantially in accordance with the Use of Proceeds Schedule.

3.4	Manner of Payment of Partnership’s Share of Expenses.

Payment of the Partnership’s Share of Expenses to the Company as contemplated in Section 2.1 shall be made on Closing as follows:

(a)	twenty-five percent (25%) of the Partnership’s Share of Expenses shall be paid to the Company by way of certified cheque, bank draft or wire transfer (subject to

Section 3.5); and

(b)	the balance of seventy-five percent (75%) of the Partnership’s Share of Expenses shall be paid by assignment of Promissory Notes, as contemplated in Section 3.6.

3.5	Payment of Expenses of Transaction.

The amount of the payment described in Section 3.4(a) shall be reduced at Closing due to costs incurred and to be incurred by the Partnership to provide such funds to the Company, including without limitation offering units of the Partnership by way of private placement under the Offering Memorandum, by an amount equal to forty percent (40%) of such payment.

3.6	Assignment of Promissory Notes.

It is agreed by the Company that although the Promissory Notes shall be legally assigned to it all Promissory Notes shall remain in the possession of the General Partner, as trustee, pursuant to the terms of the Promissory Trust Agreement, to be held as security for the obligations of the Company hereunder and to provide for and record payment by the Company of the Annual Revenue Fee to the Partnership and, if applicable, on behalf of the Company and Limited Partners, reduce the amount of the Promissory Notes, as contemplated in Section 4.2. Copies of the Promissory Notes shall be provided to the Company by the Partnership at the Closing.

3.7	Closing.

On or prior to Closing the following shall occur:

(a)

Receipt of Closing Documentation – Partnership. The Company shall execute and deliver to the Partnership all such documents, certificates and instruments and do all such other acts and things as the Partnership may consider necessary or desirable, acting reasonably, including such documentation to effectively complete the transactions contemplated in this Agreement, including without limitation delivering the Accountant’s Report, Use of Proceeds Schedule and other documentation and information required to be delivered by the Company hereunder and entering into the Promissory Note Trust Agreement with the Partnership; and

(b)

Receipt of Closing Documentation - Company. The Partnership shall execute and deliver to the Company all such documents, certificates and instruments and do all such other acts and things as the Company may consider necessary or desirable, acting reasonably, including such documentation to effectively complete the transactions contemplated in this Agreement, including without limitation making the payments set out in Section 3.4, entering into the Promissory Note Trust Agreement with the Company, and delivering fully executed copies of the Limited Partnership Agreement, Subscription Agreements and Promissory Notes.

ARTICLE 4

ANNUAL REVENUE FEE

4.1	Payment of Annual Revenue Fee by the Company.

The Company agrees to pay to the Partnership the Annual Revenue Fee commencing with Gross Revenue earned from and after January 1, 2008 and each year thereafter for the entire term of this Agreement. Gross Revenues of the Company shall be determined on an annual basis as set out in the financial statements of the Company which are to be prepared in accordance with or reconciled to generally accepted accounting principles for Canadian companies. Subject to Section 4.2, payment of the Annual Revenue Fee in respect of the Company’s fiscal year ending December 31, 2008 shall be made by the Company by certified cheque, bank draft or wire transfer by no later than February 15, 2009, and payment of the Annual Revenue Fee in respect of subsequent fiscal years of the Company shall be made by the Company as aforesaid by no later than February 15th in the immediately following year.

4.2	Option of Company to Apply Annual Revenue Fee to Reduce Promissory Note.

The Company and the Partnership agree that the amount of the Annual Revenue Fee payable to the Partnership can, at the option of the Company and in lieu of payment by certified cheque, bank draft or wire transfer, be applied by the Company to reduce amounts owing under the Promissory Notes, prorated equally to each Promissory Note. Such option must be made by the Company by notice in writing to the Partnership in accordance with Section 4.5(a). The Company must, upon exercise of the option, first apply any such amounts to any and all interest charges incurred for that same year under all of the Promissory Notes assigned to the Company, which shall be applied in priority to any other amounts. If GST or any other taxes are applicable to any payments required to be made by the Company under this Agreement, the Company shall pay to the Partnership the amount of such taxes by certified cheque, bank draft or wire transfer without deduction of any kind within thirty (30) days of such date of the invoice thereof to the Company.

4.3	Right to Convert Annual Revenue Fee into Common Shares After Principal Due

Under Promissory Notes.

(a) Provided that the Company is not then in default of any provision of this Agreement, at any time after principal payments under the Promissory Notes are due (commencing December 31, 2013), the Company shall have the right to convert (the “Conversion Right”), upon not less than three (3) months’ prior written notice to the Partnership, the obligation of the Company to pay the Annual Revenue Fee until the end of the term of this Agreement into Common Shares of the Company equal to ten percent (10%) of the number of issued and outstanding Common Shares (the “Conversion Shares”) on the Conversion Date (as defined below). The Conversion Shares shall be issued at the Market Value of the Common Shares on the date such shares are issued by the Company. No additional consideration for exercising the Conversion Right shall be payable by the Company. The date on which the exercise of the Conversion Right shall be completed and the Conversion Shares issued by the Company to the Partnership shall be the date

(the “Conversion Date”) which is the 1st day of the 4th month following the date on which notice of exercise of the Conversion Right is received by the Partnership.

(b) On the Conversion Date, the obligation of the Company to pay the Annual Revenue Fee to the Partnership shall be terminated and the amount of any balances owing under all Promissory Notes of the Limited Partners of the Partnership assigned to the Company shall be forgiven and such Promissory Notes cancelled. The Partnership shall use its authority granted by each Limited Partner to execute any documents or other instruments necessary or desirable in connection with the exercise of the Conversion Right by the Company.

4.4	Early Exercise of Conversion Right.

Provided that the Company is not then in default of any provision of this Agreement, at any time prior to December 31, 2013, the Company shall have the right to convert (the “Early Conversion Right”), upon not less than three (3) months’ prior written notice to the Partnership, the obligation of the Company to pay the Annual Revenue Fee until the end of the term of this Agreement into Common Shares of the Company if it pays to the Partnership an amount (the “Early Conversion Price”) equal to two (2) times the gross amount referred to in Section 3.4(a). Payment of the Early Conversion Price shall be made by the Company through one of the following means of payment, which means may be selected by the Company, in its sole discretion: (why the amount $2,300,000 has been deleted?)

(a)	by certified cheque, bank draft or wire transfer;
(b)	issuance by the Company to the Partnership of a number of Common Shares (the “Early Conversion Shares”) having an aggregate “Market Value” equal to the Early Conversion Price; or
(c)	a combination of (a) and (b) above.

No additional consideration for exercising the Early Conversion Right shall be payable by the Company. The date on which the exercise of the Early Conversion Right shall be completed and the Early Conversion Shares issued by the Company to the Partnership shall be the date (the “Early Conversion Date”) which is the 1st day of the 4th month following the date on which notice of exercise of the Early Conversion Right is received by the Partnership.

On the Early Conversion Date, the obligation of the Company to pay the Annual Revenue Fee to the Partnership shall be terminated and the amount of any balances owing under all Promissory Notes of the Limited Partners of the Partnership assigned to the Company shall be forgiven and such Promissory Notes cancelled. The Partnership shall use its authority granted by each Limited Partner to execute any documents or other instruments necessary or desirable in connection with the exercise of the Early Conversion Right by the Company.

4.5	Cancellation of Promissory Note and Requirement for Conversion for Failure to

Pay Annual Revenue Fee.

(a)	By no earlier than December 1st and no later than December 31st in each year during the term of this Agreement commencing in 2008, the Company shall deliver written notice (the “Fee

Payment Notice”) to the Partnership advising whether it elects to pay the Annual Revenue Fee payable in respect of the fiscal year of the Company ending December 31st in that year, by way of certified cheque, bank draft or wire transfer, or by converting into common shares, exercising the option set out in Section 4.2. If the Company does not deliver the Fee Payment Notice to the Partnership by December 31st in the relevant year then the Company shall be deemed to have elected to pay the Annual Revenue Fee in respect of such year by certified cheque, bank draft or wire transfer.

(b) Failure of the Company to pay the Annual Revenue Fee in full by the February 15th due date in any year (for purposes hereof, a “Triggering Event”) shall entitle the General Partner, as trustee, in its sole discretion, to declare the balance owing under all Promissory Notes to be immediately forgiven and such Promissory Notes to be immediately cancelled. In such event, the General Partner, on behalf of Limited Partners and the Company, shall forgive such amounts in full and shall record the cancellation of such Promissory Notes by notice of the General Partner to the Limited Partners, with a copy to the Company. Such cancellation shall render any assignment of the Promissory Notes by the Partnership to the Company null and void, including in respect of the entire amounts owing under any and all Promissory Notes assigned by the Partnership to the Company. In addition, upon the occurrence of a Triggering Event, an amount equal to the Early Conversion Price shall become immediately due and payable, on demand, to the Partnership by the Company, as a penalty; provided, however, that in such event the Partnership shall have the option, exercisable in its sole discretion in whole or in part and at any time or from time to time after the occurrence of a Triggering Event and prior to the date which is two (2) years thereafter, to convert the whole or any part of the obligation to pay to the Partnership an amount equal to the Early Conversion Price into Common Shares of the Company (for purposes hereof, “Default Shares”) at the Market Value of the Common Shares at the time of such conversion, and in each case without regard to the fact that there may be remedies to such default and other conditions otherwise applicable to the issuance of the Default Shares, which the Partnership shall have the right, in its sole discretion, to waive. The exercise by the Partnership of the option referred to above to receive Default Shares shall be deemed to be effected as a conversion of the obligation to pay the Early Conversion Price, which obligation shall terminate, in whole or in part, as the case may be, upon the issuance of Default Shares to the Partnership in accordance with the terms hereof in respect of that portion of the obligation which is converted by the Partnership into Default Shares. If the Partnership exercises its right of conversion hereunder, in whole or in part, it shall deliver written notice thereof to the Company and shall be entitled to be entered in the books of the Company as the holder of such Default Shares as at the date such notice is received by the Company.

4.6	Annual Revenue Fee to the Partnership Not Sufficient – Adjustments to Promissory

Notes.

If the amount of the Annual Revenue Fee in any given year is less than the aggregate amount of all interest due for that year under all the Promissory Notes assigned to the Company, all interest amounts will be deemed to be interest paid, not in cash, but added to the principal of the Promissory Notes.

4.7	Failure to Pay Sufficient Annual Revenue Fees – Cancellation of Promissory Notes.

The Company hereby represents and warrants to the Partnership, the General Partner and the Limited Partners that the aggregate amount of the Annual Revenue Fees which the Company will pay to the Partnership pursuant to this Agreement from and after January 1, 2008 to December 31, 2012, inclusive, shall be equal to or greater than the amount referred to in Section 3.4(b) hereof. In the event (for purposes hereof, a “Triggering Event”) that the aggregate amount of the Annual Revenue Fees paid by the Company under this Agreement during such period is less than the amount referred to in Section 3.4(b) hereof, then the amounts remaining due on all the Promissory Notes shall be deemed to have been forgiven in full as at December 31, 2012, and the General Partner, on behalf of the Company and the Limited Partners, shall record the cancellation of such Promissory Notes by notice of the Partnership to the Limited Partners, with a copy to the Company. Such cancellation shall render any assignment of the Promissory Notes by the Partnership to the Company null and void in respect of the entire amounts owing under any and all Promissory Notes assigned by the Partnership to the Company. In addition, upon the occurrence of a Triggering Event, then an amount equal to the Early Conversion Price shall become immediately due and payable, on demand, to the Partnership by the Company, as a penalty; provided, however, that in such event the Partnership shall have the option, exercisable in its sole discretion in whole or in part and at any time or from time to time after the occurrence of a Triggering Event and prior to the date which is two (2) years thereafter, to convert the whole or any part of the obligation to pay to the Partnership an amount equal to the Early Conversion Price into Common Shares of the Company (for purposes hereof, “Default Shares”) at the Market Value thereof at the time of such conversion, and without regard to the fact that there may be remedies to such default and other conditions otherwise applicable to the issuance of the Default Shares, which the Partnership shall have the right, in its sole discretion, to waive. The exercise by the Partnership of the option referred to above to receive Default Shares shall be deemed to be effected as a conversion of the obligation to pay the Early Conversion Price, which obligation shall terminate, in whole or in part, as the case may be, upon the issuance of Default Shares to the Partnership in accordance with the terms hereof in respect of that portion of the obligation which is converted by the Partnership into Default Shares. If the Partnership exercises its right of conversion hereunder, in whole or in part, it shall deliver written notice thereof to the Company and shall be entitled to be entered in the books of the Company as the holder of such Default Shares as at the date such notice is received by the Company.

ARTICLE 5

CONFIDENTIALITY

5.1	Confidential Nature of Information.

The Company and the Partnership herby agree that all information, knowledge and data of a confidential nature, trade secrets and secret information, customer lists, publications or any other matter concerning the business or finances of the Company or the Partnership or any of their dealings, transactions or affairs (all hereinafter called “Confidential Information”) which it shall acquire or which may come to its knowledge during the term of this Agreement shall at all times (both during the term of this Agreement and subsequent to the termination thereof) and for all purposes be held in confidence. Both parties agree that they shall not (both during the term of this Agreement and subsequent to its termination) disclose, divulge, communicate orally, in writing or otherwise to any person or persons any Confidential Information, subject to demands for information from authorized representatives of Canadian or provincial governing authorities entitled to such information.

ARTICLE 6

STATUS OF PARTIES

6.1 Parties Not Agents for Each Other.

Nothing herein contained shall constitute either party as an agent for the other for any purpose, and neither the Company nor the Partnership shall have any right to incur liabilities or obligations for or on behalf of the other except as specified herein.

6.2 No Express or Implied Power or Authority.

Neither party shall represent, nor by its conduct, express or implied, in any way indicate, that it has any right, power or authority not expressly granted hereunder.

ARTICLE 7

TERM AND TERMINATION OF AGREEMENT

7.1 Term and Extension of Term of This Agreement.

This Agreement shall continue for a term of ten (10) years and six (6) months commencing with the execution of this Agreement by both parties or until earlier terminated by either party as hereinafter provided; provided, however, that at the expiration of the initial term, the parties may extend this arrangement for a mutually agreeable subsequent term. In order to terminate this Agreement and not extend for a further period, either party shall have delivered to the other notice in writing of its intention not to renew, at least sixty (60) days prior to the expiration of the then current term.

7.2 Grounds for Termination.

The Partnership may immediately terminate this Agreement upon notice to the Company to that effect upon the occurrence of any or more of the following events (each, an “Event of Default”):

(a)

if the Company becomes insolvent, bankrupt or a trustee in bankruptcy, receiver or receiver and manager, is appointed for the Company or any of its assets or the Company makes a general assignment for the benefit of creditors, files a proposal or seeks protection from its creditors or goes into liquidation either voluntarily or under an order of a court of competent jurisdiction or otherwise acknowledges its insolvency;

(b)

non-capital income losses assessed by Canada Revenue Agency (or other applicable taxing or similar authority in a foreign jurisdiction) to the Company and available as of fiscal 2007 to be applied against 2007 taxable income are cumulatively less than the amount of losses of the Company referenced in Section 2.2(b);

(c)	if the Company defaults under any one or more or the covenants, conditions, terms, agreements, provisions and obligations contained in this Agreement to be kept, observed and performed by the Company;
(d)

there is shown to be a material discrepancy or inaccuracy in any information, statement, warranty or representation made or furnished to the Partnership by or on behalf of the Company in connection with this Agreement including, without limitation, with respect to the Company’s financial condition;

(e)

there is litigation or any other proceeding, application, claim or action pending or threatened before any court, administrative board, or other tribunal against or in connection with the Company or which, in the sole opinion of the Partnership, will materially affect the property and assets of the Company or the financial condition of the Company;

(f)	if any material encumbrance is created upon the property or assets of the Company without the prior written consent of the Partnership or

(c) if there is a sale, conveyance, transfer or disposition of any material portion of the property or assets of the Company or interests therein, or if the Company has entered into an agreement to do so or if there is a change in corporate ownership or control of the Company or a change in the registered or beneficial ownership of the property or assets of the Company without the prior written consent of the Partnership.

7.3	Costs or Damages.

No costs or damages shall be payable to or by either party as a result of the termination or non-renewal of this Agreement other than costs and damages arising out of a breach of this Agreement.

7.4	Cancellation of Promissory Notes upon Events of Default by the Company. No

Assignment for Benefit of Creditors.

Upon the occurrence of any Event of Default, at the option of the Partnership, with such option being deemed to be effective as of a time immediately prior to the Event of Default, all amounts owing under the Promissory Notes shall be deemed to have been forgiven in full by the Company as at such time, and the General Partner, on behalf of the Company and the Limited Partners, shall record the cancellation of such Promissory Notes by notice of the Partnership to the Limited Partners, with a copy to the Company. Such cancellation shall render any assignment of the Promissory Notes by the Partnership to the Company null and void in respect of the entire amounts owing under any and all Promissory Notes assigned by the Partnership to the Company. In addition, upon the occurrence of any Event of Default (for purposes hereof, a “Triggering Event”), then an amount equal to the Early Conversion Price shall become immediately due and payable to the Partnership by the Company, as a penalty; provided, however, that in such event the Partnership shall have the option, exercisable in its sole discretion in whole or in part and at any time or from time to time after the occurrence of a Triggering Event and prior to the date which is two (2) years thereafter, to convert the whole or any part of the obligation to pay to the Partnership an amount equal to the Early Conversion Price into Common Shares of the Company (for purposes hereof, “Default Shares”) at the Market Value thereof at the time of such conversion, and without regard to the fact that there may be remedies to such default and other conditions otherwise applicable to the issuance of the Default Shares, which the Partnership shall have the right, in its sole discretion, to waive. The exercise by the Partnership of the option referred to above to receive Default Shares shall be deemed to be effected as a conversion of the obligation to pay the Early Conversion Price, which obligation shall terminate, in whole or in part, as the case may be, upon the issuance of Default Shares to the Partnership in accordance with the terms hereof in respect of that portion of the obligation which is converted by the Partnership into Default Shares. If the Partnership exercises its right of conversion hereunder, in whole or in part, it shall deliver written notice thereof to the Company and shall be entitled to be entered in the books of the Company as the holder of such Default Shares as at the date such notice is received by the Company. For greater certainty, the Company cannot transfer or assign any Promissory Note of Limited Partners for any amount at any time to any person, whether by operation of law or otherwise.

ARTICLE 8

ADDITIONAL TERMS

8.1	Provide Future Financials to Partnership.

During the term of this Agreement the Company shall provide its fiscal 2007 and subsequent financial statements and 2007 and subsequent tax returns to the Partnership immediately upon their completion.

8.2	Proof of Deposit.

The Company hereby provides the Partnership with its irrevocable authorization and direction to pay all funds to be advanced by the Partnership to the Company pursuant to this Agreement to the Partnership’s counsel, V.R.B. Lovekin, Barrister and Solicitor, in trust (the “Partnership’s Counsel”). Each of the Company and the Partnership hereby provides the Partnership’s Counsel with its irrevocable authorization and direction to pay to the Company all such funds less the amount referred to in Section 3.5 within two (2) Business Days of Closing.

8.3	No Present Financial Constraints of the Company.

No agreements, contracts, or commitments have been made or contemplated as of date of signing of this Agreement by the Company that could place the Company in a position of having to make arrangements with any creditor that could constitute preferential treatment or could put the Company in breach of any covenant or commitment to creditors regarding its solvency and ability to conduct business as usual. The Company hereby represents and warrants to the Partnership that it is not in breach of any covenant, contract or commitment. Any notices from any source relating to present or future contract breaches by the Company or potential litigation with the Company as defendant shall immediately be presented to the Partnership.

8.4	Non-Circumvention

The Company hereby expressly agrees that it shall not at any time, whether by itself or through any of its officers, directors, employees, agents and/or affiliates, attempt to do any thing or cause or anything to be done, directly or indirectly, to circumvent or deny the Partnership, the General Partner or any Limited Partner the full benefit of the terms of this Agreement. Any such event shall constitute an Event of Default for purposes of this Agreement.

8.5	Disclosure to the Partnership.

During the term of this Agreement, the Partnership is hereby provided with the authority to obtain full disclosure of the Company’s operations and business affairs including major contracts, financial commitments, loan agreements covenants and security documents with any lender and production, administrative and marketing activities. Such information will be provided by the Company to the Partnership in a timely fashion (not more than 30 days from date of request) upon request. Such information shall be provided by the Company to the Partnership by way of answers to verbal or written correspondence from the Partnership and the providing of supporting documents including financial statements, general ledger account details, and contracts for all activities from and after January 1, 2007.

ARTICLE 9

GENERAL CONTRACT PROVISIONS

9.1	Notices.

All notices, requests, demands or other communications (collectively, "Notices") by the terms hereof required or permitted to be given by one party to any other party, or to any other person shall be given in writing by personal delivery or by registered mail, postage prepaid, or by facsimile transmission to such other party as follows:

(a)	To the Company at: 151 Bloor Street West Suite 480 Toronto, Ontario

Canada

M5S 1S4

(b)	To the Partnership at:4200 South Service Road Burlington, Ontario Suite 107

L3R 3Y8

or at such other address as may be given by such person to the other parties hereto in writing from time to time.

All such Notices shall be deemed to have been received when delivered or transmitted, or, if mailed, 48 hours after 12:0 1 a.m. on the day following the day of the mailing thereof. If any Notice shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such Notice shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted all Notices shall be given by personal delivery or by facsimile transmission.

9.2	Additional Considerations.

The parties shall sign such further and other documents, cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every part thereof.

9.3	Counterparts.

This Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original and such counterparts together shall be but one and the same instrument.

9.4	Time of the Essence.

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

9.5	Entire Agreement.

This Agreement constitutes the entire Agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties rely upon or regard as material, any representations or writings whatever not incorporated herein and made a part hereof and may not be amended or modified in any respect except by written instrument signed by the parties hereto. Any schedules referred to herein are incorporated herein by reference and form part of the Agreement.

9.6	Enurement.

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

9.7	Currency.

Unless otherwise provided for herein, all monetary amounts referred to herein shall refer to the lawful money of Canada.

9.8	Headings for Convenience Only.

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

9.9 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties hereto agrees irrevocably to conform to the non-exclusive jurisdiction of the Courts of such Province.

9.10 Gender.

In this Agreement, words importing the singular number shall include the plural and vice versa, and words importing the use of any gender shall include the masculine, feminine and neuter genders and the word "person" shall include an individual, a trust, a partnership, a body corporate, an association or other incorporated or unincorporated organization or entity.

9.11 Calculation of Time.

When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, then the time period in question shall end on the first business day following such non-business day.

9.12 Legislation References.

Any references in this Agreement to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

9.13 Severability.

If any Article, Section or any portion of any Section of this Agreement is determined to be unenforceable or invalid for any reason whatsoever that unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of this Agreement and such unenforceable or invalid Article, Section or portion thereof shall be severed from the remainder of this Agreement.

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9.14 Transmission by Facsimile.

The parties hereto agree that this Agreement may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party hereto undertakes to provide each and every other party hereto with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF the parties have duly executed this Funding and Revenue Agreement effective the 31st day of December, 2007.

ASCENDANCY #1 LIMITED PARTNERSHIP, by its General Partner, RIMFIRE GP MANAGEMENT INC.

Per:	/s/ Dwayne Heppner

Name: Dwayne Heppner

Title: President

I/We have authority to bind the Corporation

THE ELECTROLINKS CORPORATION

Per: /s/ Hari Singh Rao

Name: Hari Singh Rao

Title: Chief Executive Officer

/s/ Wayne Owens

Name: Wayne Owens

Title: Chief Financial Officer

I/We have authority to bind the Corporation